EXHIBIT 99.1

FOR IMMEDIATE RELEASE

PRESS RELEASE

MAGAL RECEIVES $4.2 MILLION IN ORDERS

YAHUD, Israel – June. 27, 2013 -- Magal Security Systems, Ltd. (NASDAQ GM: MAGS) announced today that it recently received a number of orders from Asia and the Americas amounting to $4.2 million.

A total amounting to $1.7 million of these orders originated from India for securing the perimeters, entrances and the inner sides of two private industrial sites. The order includes surveillance cameras, gate controls and Fortis4G – Magal’s latest version of PSIM. India is a market in which Magal recently established its local presence and these orders represent the initial fruits of that effort.

Additionally, Magal received an order, amounting to $0.9 million, to maintain the security solutions for an important Latin American bank, in another strategically important region for Magal.

The remainder of the orders are from existing customers in North America – mostly correctional facilities - for large scale upgrades of their perimeter and communications equipment.

Eitan Livneh, President and CEO of Magal S3, commented: “We are seeing increased orders from areas where we have established a strong local presence. The orders from India are the early fruits of our new joint venture that we established last year and demonstrate that our strategy in the region is becoming increasingly successful. We are also pleased to see increasing orders from North America, where we are seeing signs of recovery in our markets. "

About Magal S3

Magal S3 is a leading international provider of solutions and products for physical and cyber security, safety and site management. Over the past 42 years, Magal S3 has delivered tailor-made solutions and turnkey projects to hundreds of satisfied customers in over 80 countries in some of the world’s most demanding locations.

Magal S3 offers comprehensive integrated solutions for critical sites, managed by Fortis4G – our 4th generation cutting edge Physical Security Information Management system (PSIM). The solutions leverage our broad portfolio of homegrown Perimeter Intrusion Detection Systems (PIDS), advanced outdoors CCTV / IVA technology and Cyber Security solutions.

For more information:

Magal S3 Eitan Livneh, CEO Tel: +972 3 539 1421 Assistant: Ms. Elisheva Almog E-mail: elishevaa@magal-s3.com www.magal-s3.com	CCG Investor Relations Ehud Helft/Kenny Green Tel: (US) +1 646 201 9246 Int’l dial: +972 3 607 4717 E-mail: magal@ccgisrael.com